SAGE

22 August 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street
Washington
D.C. 20549

SUPPL

Attention : Filings Desk

Dear Sir

Re: Sage Group Limited – File No. 82-4241
Submission Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

I refer to the above and enclose a copy of the Sage Group Limited Interim report for the three months ended 30 June 2002.

Please acknowledge receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to ourselves.

A stamped return envelope is enclosed for your convenience.

PROCESSED
SEP 24 2002
THOMSON FINANCIAL

Yours sincerely

D.B. GREEN

Received by: ____________________ Date: ________________

C:\CMason\SEC USA.doc

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 18 2002
WASH. D.C. 155

9/19

SAGE GROUP LIMITED

SAGE GROUP LIMITED

Interim report for the three months ended 30 June 2002

SALIENT FEATURES

- *Group headline earnings of R48,1 million for the quarter*
- *Strong operating performance maintained*
- *Satisfactory Financial Soundness earnings despite fully absorbing net unrealised currency losses*
- *Second interim dividend following year-end change*
- *Continued growth of international activities*
- *Sustained new business growth*
- *Ongoing organic growth in South Africa*
- *Solid embedded value results*

INTRODUCTION

As previously announced, the Group's financial year-end has been changed from March to December, effective 31 December 2002, bringing it into line with the statutory reporting date of its international assurance operations. Consequently, the current interim reporting period is for the three months ended 30 June 2002 and will be followed by audited results for the nine months ending 31 December 2002.

As no formal actuarial valuation was carried out at 30 June 2001, it is not possible to produce meaningful comparative figures at that date and consequently the previously published figures for the six months ended 30 September 2001 have been included, together with the audited results for the year ended 31 March 2002. Dividend declaration and payment dates have been aligned with the change in year-end, as reflected below.

The period under review has seen a continuation of the broad trends reflected at the March year-end, namely turbulent and generally weak investment markets, considerable currency volatility and intensely competitive and uncertain conditions throughout the financial services industry, domestically and internationally. Despite this inhibiting environment, the Group has maintained its operating progress, with sustained expansion of its activities and continued solid financial results and actuarial valuations, consistent with previous reporting periods.

GROUP RESULTS

Accounting policies and presentations

The Group's primary financial statements are presented on the Financial Soundness basis which equates with the statutorily required Financial Soundness actuarial valuations utilised by all life companies as part of their published statements of embedded value. This primary basis of accounting reflects the current net value of the Group's assets and liabilities as well as its realistic earnings for the period and is in line with the principles of fair value accounting.

In addition, the Group provides financial statements in full compliance with South African Statements of Generally Accepted Accounting Practice (GAAP), despite the shortcomings of this standard in a life assurance group and particularly one whose capital and free reserves are substantially dedicated to investments in operating subsidiaries.

These accounting policies are consistent in all material respects with those applied in the comparative periods.

Financial results

On the primary Financial Soundness accounting basis, Group headline earnings for the three months to June amounted to R48,1 million, a satisfactory result in a difficult period relative to the earnings of R98,9 million in the six months to September 2001 and R180,6 million in the year to March 2002. This is particularly so, taking into account that following the strengthening of the rand, the Group results have absorbed a net R46 million foreign exchange translation loss in respect of the international operations.

Salient features are the following:

- Earnings from South African operating activities show a pleasing trend, particularly in life assurance which has performed well ahead of previous reporting periods.
- The international assurance operations were not revalued at 30 June 2002 in view of the short period since reporting the year-end results in May. The dollar value of the international operations therefore remains unchanged and reflects no earnings in the review period, despite highly satisfactory new business results as reflected below.
- Other net earnings of R96,3 million on free assets show a substantial improvement on the previous periods and reflect the benefit of the recovery in the market value of the major investment in ABSA Group Limited (ABSA) subsequent to 31 March 2002.

Fully diluted headline earnings per share for the three months under review amounted to 32,5 cents, also in line with the earnings pattern in previous periods.

On the GAAP basis of accounting, which consolidates all subsidiaries predominantly at net asset values, and which is reported in addition to the primary Financial Soundness basis, the Group achieved headline earnings of R45,3 million or 30,6 cents per share in the three months, also reflecting substantial foreign exchange translation adjustments.

Second interim dividend

A dividend of 25 cents per share has been declared – the previous declaration was 30 cents per share at the interim stage in 2001. This is a second interim declaration following the deferment of the final dividend at March 2002 to align with the change in financial year-end, and is intended to establish a base for the first six months of future full financial years. A final dividend will be considered at the time of announcing the results for the nine months to December 2002.

As stated in the last annual report, the returns on the Group's strategic investments are substantially of a capital nature resulting in a decision to resume capitalisation share awards. Consequently, the dividend now declared will be by way of a capitalisation award with a cash alternative, together with the additional feature of enabling shareholders who elect cash to subscribe for new ordinary shares in the company. This feature is designed to accommodate the differing tax structures of shareholders. The capitalisation route is also expected to further strengthen the Group's capital base and cash resources in anticipation of possible future increases in statutory capital requirements.

In respect of 51% of the ordinary shares in issue in the company, major shareholders have undertaken to receive capitalisation shares or to subscribe for new ordinary shares.

EMBEDDED VALUE STATEMENTS

Notwithstanding weak investment markets and continued currency volatility, the Group's inherent strength is again reflected throughout the embedded value statements.

Sage Group Limited

The embedded value of the Group at 30 June 2002 amounted to R1,9 billion equivalent to 1 297 cents per share, a 5,6% increase over the three months. This basis measures the current value of the Group's net assets on the primary basis of accounting together with the present value of future profits from business already written by the life assurance operations (net of cost of capital).

Group embedded value earnings for the review period amounted to R102,6 million, a continuing positive trend relative to previous reporting periods.

Sage Life Limited

Sage Life's embedded value at 30 June 2002 was R2,7 billion, a 4,9% improvement over the three month reporting period. Embedded value earnings for the review period of R123,0 million show a similar trend, particularly in respect of earnings on new business. Sage Life's capital adequacy multiple remains unchanged at 3,9.

NEW BUSINESS RESULTS

Sage Life's impressive new business record has continued in the past three months as reflected in the following table.

	Three months ended 30 June 2002 R000	2001 R000	% change
Life assurance premiums (gross)			
Individual	753 860	463 265	62,7
Annualised recurring – South Africa	80 087	77 358	
Single	673 773	385 907	
South Africa onshore	87 658	89 293	
Sage International	586 115	296 614	
– US and International	455 877	166 732	
– SA Bermuda branch	130 238	129 882	
Employee benefits – South African	47 248	32 509	45,3
Annualised recurring	22 861	14 099	
Single	24 387	18 410	
Total life new business	801 108	495 774	61,6
South African unit trust sales	845 140	412 304	105,0

Total life new business (domestic and international) increased by 61,6% from R495,8 million in the quarter to June 2001 to R801,1 million in the three months under review, remaining well ahead of the general industry trend. Single premiums increased by 72,7% and recurring premiums by 12,6%.

Individual single premium production in South Africa continues to benefit from the company's innovative range of international investment products marketed through the Bermuda branch and catering to the R750 000 foreign exchange allowance. Individual recurring new business has increased only moderately in line with the industry as a whole.

International new business generated domestically in the USA and directly offshore via Bermuda increased by 173,4% to R455,9 million ($44,4 million). Total international new business, including sales generated by the Bermuda branch, amounted to R586,1 million ($57,1 million) for the three months to June, an increase of 97,6% compared to the June 2001 quarter.

Sage Life's employee benefits division has achieved continuing strong growth in new business with an increase of 45,3% to R47,2 million in the past three months.

The South African new business results reflects the ongoing success of the company's product development and distribution strategies and in particular the competitive investment performance being achieved for clients by the Group's asset management team.

South African unit trust sales for the review period show a resurgence and at R845,1 million were double the level in the comparable period last year. In line with the trend throughout the unit trust industry, sales were diluted by the continuing high level of repurchases, nonetheless there was a net inflow of R33 million for the review period.

REVIEW OF ACTIVITIES

International

The Group's international businesses, namely Sage Life Assurance of America Inc and Sage Life (Bermuda) Limited have made continued progress during the review period despite the exceptionally challenging operating environment, compounded by upheavals in the corporate world and depressed investment markets.

As reflected above, the momentum of international product sales growth has been maintained. Domestic US business has increased significantly despite the challenging environment post the events of September 11, 2001. A major impetus has been from Bermuda-based offshore activities where sales generated through Sage Life South Africa's Bermuda branch have been progressively reinforced by the expanding international penetration of the Bermuda subsidiary. Business generated via Bermuda represented 52,5% of total international sales in the review period. The introduction by Sage of a unique and highly innovative sector rotation investment concept launched in association with Standard & Poor's has taken root strongly in the US distribution network. Offshore distribution is also benefiting from the progressive build up of sales in association with the leading global financial institutions, JP Morgan Chase, First Union and HSBC.

The international operations have been funded to date by the Group and are themselves free of any debt financing. In previous reports it was stated that investigations were underway into finding alternatives for funding the ongoing financing capital requirements of the burgeoning international business. Despite the difficult financial climate in the United States, the Group is proceeding with its plans to introduce the capital required for the expansion of the international activities for a number of years ahead. With the financing plans being delayed due to the current turbulence in financial markets, a tight budget policy is being followed in the meantime within existing resources. Should the delays be prolonged, the Group may consider the sale of part or all of these successfully trading operations.

South Africa

Sage Life in South Africa continues to make satisfactory progress as reflected in its operating results. Net premiums received in the review period amounted to R386,4 million which together with the total investment return of R254,1 million produced total income of R640,5 million. After providing for policyholder benefits, other outgoes and the increase in policyholder reserves, the shareholder's surplus for the three months amounted to R68,5 million which is consistent with the previous reporting periods. During the review period the company's product range was extended with the launch of The Global Savings Plan, an affordable monthly premium option alternative to supplement the offshore series.

Sage Unit Trusts has continued to produce satisfactory results given a difficult industry environment.

ABSA Group

The strategic investment in ABSA, which is accounted for as an investment and is marked to market, has contributed meaningfully to investment results in the review period.

Negotiations between the consortium members, including the Group, who control approximately 46% of ABSA, regarding the unbundling of Universa (Pty) Limited and the future of the ABSA shareholding relationships, have been concluded and the final agreements are dealt with in a separate announcement by the consortium and ABSA.

Sage has elected to withdraw from the existing ABSA shareholders agreement and will not participate in the new ABSA shareholding pool. Instead, it has opted for the absolute flexibility and liquidity which it considers desirable for its ongoing direct shareholder and policyholder investments in ABSA shares. Sage anticipates maintaining the excellent business relationship it has built up with ABSA over the last decade independently of its ABSA shareholding. In its turn, ABSA continues to be a substantial shareholder in Sage and is represented on its board.

FINANCIAL SOUNDNESS RESULTS (PRIMARY BASIS OF ACCOUNTING)

Group income statement

	Unaudited Three months ended 30 June 2002 R000	Unaudited Six months ended 30 Sept 2001 R000	Audited Year ended 31 March 2002 R000
FINANCIAL SOUNDNESS EARNINGS			
South African operating activities	18 345	(3 009)	67 800
– Life assurance	16 826	(8 913)	38 033
– Unit trusts	4 568	8 780	28 281
– Other	4 951	6 020	19 273
– Taxation	(8 000)	(8 896)	(17 787)
International operating activities	(46 105)	9 313	174 028
– Value added by international assurance operations	–	15 983	83 131
– Net foreign exchange translation gains/(losses)	(46 105)	(6 670)	90 897
Unrealised (losses)/gains on translation of foreign investments	(118 580)	66 577	304 338
Provision for gains/(losses) on translation of equity linked note	72 475	(73 247)	(213 441)
Other net earnings on free assets	96 284	120 972	34 279
South Africa			
– Income	–	10 145	15 534
– Unrealised capital revaluations			
– listed investments	96 284	76 550	(30 616)
– unlisted investments	–	(73 807)	(70 000)
International			
– Net surplus on disposal of free assets	–	108 084	119 361
Sage Life Limited financial soundness headline earnings	68 524	127 276	276 107
Group net financing costs, overheads and secondary tax on companies (note 1)	(20 384)	(28 340)	(95 459)
Group financial soundness headline earnings	48 140	98 936	180 648
Group financial soundness earnings per share (cents)			
Basic	32,6	67,4	123,1
Fully diluted	32,5	67,4	123,1
Dividends per ordinary share (cents)	25,0	30,0	30,0
Ordinary shares			
– in issue (000)	148 125	147 730	147 730
– weighted average number in issue (000)	147 966	146 739	146 739
Compulsorily convertible debentures			
– in issue (000)	1 976	2 371	2 371

Group balance sheet

	Unaudited 30 June 2002 R000	Audited 31 March 2002 R000
Assets		
Non-current assets	119 411	119 737
Investments of life assurance subsidiaries	8 612 531	8 518 289
Current assets	399 784	422 708
	9 131 726	9 060 734
Shareholders' funds and liabilities		
Total shareholders' interest	1 147 713	1 099 598
Redeemable preference shares issued by subsidiaries	98 500	98 500
Non-current liabilities (note 2)	667 388	739 863
Long-term assurance fund	6 809 847	6 688 704
Current liabilities	408 278	434 069
– Interest bearing	87 327	79 097
– other	320 951	354 972
	9 131 726	9 060 734
Assets managed by the USA International assurance operations	2 423 859	2 546 060

(30 June 2002 – $236 071 000; 31 March 2002 – $223 682 000)

Notes

	Unaudited Three months ended 30 June 2002 R000	Unaudited Six months ended 30 Sept 2001 R000	Audited Year ended 31 March 2002 R000
1 Group net financing costs, overheads and secondary tax on companies			
Net financing costs	(19 025)	(3 015)	(65 034)
– Equity linked notes	(12 981)	–	(49 449)
– Other	(6 044)	(3 015)	(15 585)
Foreign preference dividends	–	(8 142)	(8 142)
Net group overheads	(1 359)	(5 407)	(5 660)
Secondary tax on companies	–	(11 776)	(16 623)
	(20 384)	(28 340)	(95 459)

2 **Non-current liabilities**
$65 000 000 8% unsecured Equity Linked Notes redeemable 31 July 2005.

3 **Comparative figures**
Certain comparative figures have been reclassified to provide a more meaningful comparison.

Statement of changes in equity

	Unaudited Three months ended 30 June 2002 R000	Audited Year ended 31 March 2002 R000
Balance at beginning of period	1 099 598	1 053 419
Appropriation for redemption of 2001 preference shares	–	(2 211)
Revaluation of investments	–	3 636
Attributable earnings	48 140	180 648
Dividends paid	–	(135 639)
Other	(25)	(265)
Balance at end of period	1 147 713	1 099 598

Summarised Group cash flow statement

	Unaudited Three months ended 30 June 2002 R000	Audited Year ended 31 March 2002 R000
Cash flows from operations	26 208	7 318
Cash flows from investing activities	(89 847)	(370 151)
Cash flows from financing	8 230	343 440
Net decrease in cash equivalents	(55 409)	(19 393)
Cash and cash equivalents at beginning of period	157 245	176 638
Cash and cash equivalents at end of period	101 836	157 245

EMBEDDED VALUE STATEMENTS

Sage Group Limited

	30 June 2002 R000	30 Sept 2001 R000	31 March 2002 R000
Group embedded value			
Shareholders' funds	1 147 713	1 062 284	1 099 598
Present value of future profits of Sage Life (net of cost of capital)	798 501	689 640	743 989
Embedded value	1 946 214	1 751 924	1 843 587
Group embedded value per share			
Shares in issue			
– ordinary shares	148 125	147 730	147 730
– compulsorily convertible debentures	1 976	2 371	2 371
	150 101	150 101	150 101
Group embedded value per share (cents)	1 297	1 167	1 228

	Three months ended 30 June 2002 R000	Six months ended 30 Sept 2001 R000	Year ended 31 March 2002 R000
Group embedded value earnings			
Embedded value – at end of period	1 946 214	1 751 924	1 843 587
Embedded value – at beginning of period	1 843 587	1 652 568	1 652 568
	102 627	99 356	191 019
Dividends paid	–	99 452	135 629
Embedded value earnings	102 627	198 808	326 648

Sage Life Limited

	30 June 2002 R000	30 Sept 2001 R000	31 March 2002 R000
Embedded value			
Shareholder's funds	1 852 517	1 618 171	1 784 028
Present value of future profit (net of cost of capital)	798 501	689 640	743 989
Embedded value	2 651 018	2 307 811	2 528 017
Financial soundness valuation			
– capital adequacy requirement	472 987	437 256	462 929
– capital adequacy multiple (times)	3,9	3,7	3,9

	Three months ended 30 June 2002 R000	Six months ended 30 Sept 2001 R000	Year ended 31 March 2002 R000
Embedded value earnings			
Embedded value at end of period	2 651 018	2 307 811	2 528 017
Embedded value at beginning of period	2 528 017	2 165 044	2 165 044
	123 001	142 767	362 973
Dividends declared	–	75 000	125 000
Increase in capital	35	–	(67 026)
Embedded value earnings	123 036	217 767	420 947
Components of embedded value earnings	97 976	55 564	142 019
New business	20 019	32 634	65 857
Expected return	28 648	28 816	69 311
Operating experience			
– variations	34 309	(5 886)	18 101
– assumption changes	15 000	–	(31 250)
	25 060	162 203	278 928
Investment return on shareholder's funds	51 698	136 189	238 074
– income	1 519	20 465	19 110
– capital appreciation and forex translation differences	50 179	115 724	218 964
Economic assumption changes	(26 638)	26 014	40 854
Embedded value earnings	123 036	217 767	420 947
Principal actuarial assumptions	%	%	%
Risk discount rate	13,75	12,80	15,50
Pre-tax investment returns			
equities	13,75	12,80	15,50
property	12,75	11,80	14,50
fixed interest securities	11,75	10,80	13,50
cash	9,75	8,80	11,50
Expense inflation	6,75	9,50	8,50

SAGE LIFE OPERATING RESULTS

	Unaudited Three months ended 30 June 2002 R000	Unaudited Six months ended 30 Sept 2001 R000	Audited Year ended 31 March 2002 R000
Net premiums received	386 416	783 515	1 609 582
– recurring	263 591	464 747	992 322
– single	122 825	318 768	617 260
Investment return	254 116	580 722	1 012 195
– investment income	73 210	183 404	341 074
– net realised and unrealised capital gains	180 906	397 318	671 121
	640 532	1 364 237	2 621 777
Outgo	(450 864)	(775 215)	(1 607 552)
Policyholder benefits	(308 075)	(516 828)	(1 072 439)
Commissions, expenses and tax	(142 789)	(258 387)	(535 113)
	189 668	589 022	1 014 225
Increase in policyholder reserves	(121 144)	(461 746)	(738 118)
Shareholder's surplus	68 524	127 276	276 107

RESULTS IN TERMS OF SOUTH AFRICAN STATEMENTS OF GENERALLY ACCEPTED ACCOUNTING PRACTICE (GAAP)

Group income statement (GAAP)

	Unaudited Three months ended 30 June 2002 R000	Unaudited Six months ended 30 Sept 2001 R000	Audited Year ended 31 March 2002 R000
Profit/(loss) before taxation and exceptional items	66 372	104 924	(131 913)
Exceptional items	(807)	(1 614)	(3 228)
Profit/(loss) before taxation	65 565	103 310	(135 141)
Taxation	21 023	56 745	100 455
Profit/(loss) after taxation	44 542	46 565	(235 596)
Foreign preference dividends	–	8 142	8 142
Earnings/(loss) attributable to ordinary shareholders	44 542	38 423	(243 738)
Adjustment for exceptional items	807	1 614	3 228
Headline earnings/(loss)	45 349	40 037	(240 510)
Headline earnings/(loss) per share (cents)			
Basic	30,7	27,3	(163,9)
Fully diluted	30,6	27,3	(163,9)
Attributable earnings/(loss) per share (cents)			
Basic	30,2	26,2	(166,1)
Fully diluted	30,1	26,2	(166,1)
Reconciliation between GAAP and financial soundness results			
GAAP headline earnings/(loss)	45 349	40 037	(240 510)
Adjustments in respect of consolidation of life insurance company's subsidiaries	2 791	58 899	421 158
– investment (deficits)/surpluses on free assets	(118 580)	82 395	443 705
– operating results of subsidiaries net of foreign exchange differences	114 391	(28 496)	(62 151)
– dividends from subsidiaries	6 980	5 000	39 604
Group financial soundness headline earnings	48 140	98 936	180 648

Group balance sheet (GAAP)

	Unaudited 30 June 2002 R000	Audited 31 March 2002 R000
Assets		
Non-current assets	218 033	222 648
Investments of life assurance subsidiaries	9 614 021	9 499 461
Current assets	728 161	798 587
	10 560 215	10 520 696
Shareholders' funds and liabilities		
Total shareholders' interest	142 186	97 669
– Ordinary shareholders' interest	49 799	5 282
– Minority shareholders	92 387	92 387
Redeemable preference shares issued by subsidiaries	108 500	108 500
Non-current liabilities (refer note 2 to financial soundness results)	667 388	739 863
Long-term assurance funds	9 080 854	9 061 009
Current liabilities	561 287	513 655
– interest bearing	87 327	79 097
– other	473 960	434 558
	10 560 215	10 520 696
The reconciliation to total shareholders' interest as reflected in the financial soundness balance sheet is as follows:		
Ordinary shareholders' interest per GAAP balance sheet	49 799	5 282
Reinstatement of adjustment to fair value of subsidiary companies net assets	1 097 914	1 094 316
– current period	2 791	421 158
– prior periods	1 094 316	655 403
– amortisation of goodwill and USA preference dividend	807	17 755
Total shareholders' interest per financial soundness balance sheet	1 147 713	1 099 598

Statement of changes in equity (GAAP)

	Unaudited Three months ended 30 June 2002 R000	Audited Year ended 31 March 2002 R000
Balance at beginning of period	5 282	398 017
Appropriation for redemption of 2001 preference shares	–	(2 211)
Attributable earnings	44 542	(243 738)
Dividends paid	–	(146 174)
Other	(25)	(612)
Balance at end of period	49 799	5 282

Summarised Group cash flow statement (GAAP)

	Unaudited Three months ended 30 June 2002 R000	Audited Year ended 31 March 2002 R000
Cash flows from operations	(15 191)	(433 005)
Cash flows from investing activities	(90 125)	124 427
Cash flows from financing	8 230	345 976
Net decrease in cash equivalents	(97 086)	37 398
Cash and cash equivalents at beginning of period	381 938	344 540
Cash and cash equivalents at end of period	284 852	381 938

CAPITALISATION SHARE AWARD WITH CASH DIVIDEND ALTERNATIVE AND SHARE SUBSCRIPTION ELECTIONS

The board of directors has resolved to issue ordinary capitalisation shares to ordinary shareholders recorded in the register of shareholders on Friday, 4 October 2002. Ordinary shareholders will be given the opportunity to decline the issue of ordinary shares in respect of all or any part of their shareholding and to elect to receive a cash dividend. Upon so electing, ordinary shareholders will receive a dividend payment of 25 cents per ordinary share.

The last day of trading in order to participate in the capitalisation share award is Friday, 27 September 2002 and the ordinary shares will commence trading ex dividend on Monday, 30 September 2002. The record date will be Friday, 4 October 2002.

Ordinary shareholders electing the cash dividend will also be given the opportunity to elect to apply all or any part of the amount of the cash dividend to subscribe for new ordinary shares in the company. For ordinary shareholders exercising the above election the dividend will be paid in cash for their benefit and on their behalf into a dedicated trust account held with ABSA Trust Limited, and the proceeds of such payment will forthwith be applied in paying for their subscription shares on Monday, 7 October 2002.

A circular setting out the full details of these arrangements and containing the necessary election forms will be posted to shareholders on or about Wednesday, 11 September 2002. In order to be valid, completed election forms will need to be received by the company's transfer secretaries not later than 14:30 on Friday, 4 October 2002. Cash dividend payments and capitalisation and subscription share certificates will be posted to certificated shareholders and dematerialised shareholders will have their safe custody accounts credited or updated with their CSDP or broker on Monday, 7 October 2002.

A further announcement containing details of the capitalisation award, the cash election and the subscription election will be published on or about Wednesday, 11 September 2002.

By order of the board

CS CANT
Secretary

20 August 2002

Directors HL Shill (Chairman) MP Adonisi* Dr DC Cronjé JP Davies* BJ du Plessis DH Falck G Griffin JE Henderson* Dr BM Ilsley L Kaplan* RI Marsden* Dr DF Mostert B Nackan* JH Postmus CD Stein CL van Wyk Adv T van Wyk WD Winckler *Executive
Registered office 11th Floor Sage Centre 10 Fraser Street Johannesburg 2001 PO Box 7755 Johannesburg 2000 **Transfer secretaries** Computershare Services Limited 2nd Floor Edura House 41 Fox Street Johannesburg 2001 PO Box 61051 Marshalltown 2107
Sage Group Limited Reg no 1970/01541/06 Share code SGG ISIN code ZAE000006623

Website www.sage.co.za